Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

The following talking points were made available to Baker Hughes employees on April 7, 2016.

Baker Hughes Customer FAQs – Justice Department Action – April 2016

Please use the talking points below as guidance when responding to questions from customers.

1.	What does this press release mean?

•	Halliburton and Baker Hughes intend to vigorously contest the U.S. Department of Justice (DOJ) effort to block the pending merger.

•	The companies intend to demonstrate that the DOJ has underestimated the highly competitive nature of the oilfield services industry, the many benefits of the proposed combination, and the sufficiency of the divestitures.

2.	Does this mean the deal is in jeopardy?

•	The DOJ cannot unilaterally stop a merger— it must make its case in federal court.

•	The companies are preparing with confidence to demonstrate that the proposed transaction is pro-competitive, and that the DOJ is wrong to contend otherwise.

•	The DOJ complaint asks a federal district court to prevent Halliburton from merging with Baker Hughes. The decision is not for the DOJ to make; this decision belongs to the court, which will decide whether the merger may proceed.

3.	How long will the litigation take?

•	At this time, we cannot speculate how long this process will take.

4.	What is the impact of the litigation for customers?

•	There is no impact. Until the transaction closes, Baker Hughes will continue to operate and compete as a separate, standalone company. Baker Hughes remains focused on continuing to provide safe, reliable, cost-effective service to its customers.

•	Operationally, business continues as usual for Baker Hughes.

•	Our focus continues to be on delivering the service you expect from us – with a focus on safe, compliant and reliable service.

•	Your service team will remain the same and we will continue to communicate with you prior to the closing.

5.	Does the DOJ’s action have an impact on other regulators?

•	The merger between Halliburton and Baker Hughes is global in scope, requiring clearance from numerous regulators around the world.

•	A number of those jurisdictions have already cleared this merger; others are still conducting their reviews.

•	We expect these regulators will keep a close eye on the U.S. proceedings, but each foreign regulator may exercise its independent judgment under its own legal regimes. . In line with international policy, we expect that regulators will seek to reach consistent outcomes across jurisdictions.

6.	What is the status of the European Commission’s review?

•	We continue to work constructively to resolve any remaining issues with the European Commission and all other competition enforcement authorities that have expressed an interest in the proposed transaction.

•	The European Commission has requested additional information as part of its ongoing review of the pending transaction. As part of the Commission’s standard procedure, the formal review period is suspended pending receipt the requested information. Halliburton is working to provide the additional information as expeditiously as possible.

7.	Who can I contact if I have more questions?

•	If you would like more information, please go through your local Baker Hughes contact, and we will do our very best to answer your additional questions.

Important Information For Investors And Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Baker Hughes Incorporated (“Baker Hughes”) and Halliburton Company (“ Halliburton”). In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Baker Hughes and Halliburton and other documents related to the proposed transaction. The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Baker Hughes and Halliburton. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND HALLIBURTON ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Baker Hughes and/or Halliburton through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8822. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@halliburton.com or by phone at +1-281-871-2688.

Participants in Solicitation

Baker Hughes, Halliburton, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 17, 2016, Amendment No. 1 to its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 5, 2016, and its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 5, 2016.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Baker Hughes by Halliburton, including any statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding Halliburton’s and Baker Hughes’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements.

All forward-looking information are subject to numerous risks and uncertainties, many of which are beyond the control of Baker Hughes and Halliburton, that could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Baker Hughes and Halliburton and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Baker Hughes and Halliburton, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; civil unrest, government expropriations and/or epidemic outbreaks; final court approval of, and the satisfaction of the conditions in, Halliburton’s September 2014 settlement relating to the Macondo well incident in the Gulf of Mexico; appeals of the multi-district litigation District Court's September 2014 ruling regarding Phase 1 of the trial, and future rulings of the District Court; results of litigation, settlements, and investigations not covered by the settlement or the District Court's rulings; actions by third parties, including governmental agencies, relating to the Macondo well incident; BP's April 2012 settlement relating to the Macondo well incident, indemnification, and insurance matters; with respect to repurchases of Halliburton common stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Halliburton common stock, and the availability and alternative uses of cash; actions by third parties, including governmental agencies; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber attacks; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, and foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us; execution of long-term, fixed-price contracts; impairment of oil and natural gas properties; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability and cost of raw materials; and integration of acquired businesses and operations of joint ventures. Expectations regarding business outlook, including changes in revenue, pricing, capital spending, profitability, strategies for our operations, oil and natural gas market conditions, customers’ business plans, market share and contract terms, costs and availability of resources, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters. Additional information concerning these and other factors can be found in Baker Hughes’ and Halliburton’s respective filings with the SEC and available through the SEC’s Electronic Data Gathering and Analysis Retrieval system at http://www.sec.gov, including Baker Hughes’ and Halliburton’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The foregoing list of important factors is not exclusive. Baker Hughes’ forward-looking statements are based on assumptions that Baker Hughes believes to be reasonable but that may not prove to be accurate. Baker Hughes and Halliburton assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.